SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Consolidated Financial Statements

Years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Independent Auditor's Report

To the Shareholders of Small Pharma Inc. (formerly, Unilock Capital Corp.):

Opinion

We have audited the consolidated financial statements of Small Pharma Inc. (formerly, Unilock Capital Corp.) and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at February 28, 2023 and February 28, 2022, and the consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at February 28, 2023 and February 28, 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9
1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Ajmer Singh Sran.

/s/ MNP LLP
Toronto, Ontario	Chartered Professional Accountants Licensed Public Accountants
June 28, 2023

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9
1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

SMALL PHARMA INC.
(formerly, Unilock Capital Corp.)
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	February 28,	February 28,
	2023 $	2022 $

ASSETS
Current assets
Cash	18,536,958	40,656,069
Trade and other receivables (Note 13)	800,173	1,213,906
Prepaid expenses (Note 9)	987,114	1,142,118
Total current assets	20,324,245	43,012,093
Non-current assets
Property and equipment (Note 4)	54,341	61,789
Right-of-use asset (Note 4)	605,233	-
Restricted cash (Note 5)	-	2,500,000
Total non-current assets	659,574	2,561,789
Total assets	20,983,819	45,573,882

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities (Note 9 & 13)	3,217,785	4,497,271
Lease liabilities (Note 6)	303,650	-
Total current liabilities	3,521,435	4,497,271

Non-current liabilities
Lease liabilities (Note 6)	305,903	-
Total non-current liabilities	305,903	-
Total liabilities	3,827,338	4,497,271
Shareholders' equity (deficit)
Share capital (Note 10)	69,722,807	69,970,184
Share-based payment reserve (Note 11 & 12)	4,117,212	3,009,042
Accumulated other comprehensive loss	(2,043,011)	(193,657)
Deficit	(54,640,527)	(31,708,958)
Total shareholders' equity (deficit)	17,156,481	41,076,611
Total liabilities and shareholders' equity (deficit)	20,983,819	45,573,882

Commitments (Note 14)
Subsequent events (Note 17)

Approved and authorized for issuance on behalf of the board of directors on June 28, 2023:

/s/ Michael Wolfe	/s/ George Tziras
Michael Wolfe, Director	George Tziras, Director

The accompanying notes are an integral part of these consolidated financial statements

SMALL PHARMA INC.
(formerly, Unilock Capital Corp.)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

	Year ended February 28,	Year ended February 28,
	2023 $	2022 $
Revenue	-	-

Expenses
Investor and public relations	1,240,507	2,196,210
Consulting fees	482,239	120,083
Depreciation	48,441	20,486
Directors' fees	344,739	185,832
Foreign exchange loss	41,341	184,713
Office and miscellaneous	863,929	263,516
Professional fees	2,897,993	2,482,712
Occupancy costs	199,032	153,015
Research and development	11,382,096	4,828,057
Salaries and benefits (Note 9)	5,875,166	6,806,694
Share-based payment expense (Note 12)	1,188,611	703,845
Transfer agent and filing fees	178,336	191,803
Total expenses	24,742,430	18,136,966
Loss before other items	(24,742,430)	(18,136,966)
Other items
Accretion discounts on notes payable (Note 7)	-	(372,759)
Loss on change in fair value of derivative liabilities (Note 8)	-	(1,930,416)
Interest income (expense) (Note 6 & 7)	21,021	(60,973)
Listing costs (Note 3)	-	(2,419,736)
Total other items	21,021	(4,783,884)
Net loss for the year before income taxes	(24,721,409)	(22,920,850)
Income tax recovery (Note 16)	1,885,196	655,166
Net loss for the year	(22,836,213)	(22,265,684)
Other comprehensive income (loss)
Foreign currency translation loss	(1,849,354)	(12,973)
Comprehensive loss for the year	(24,685,567)	(22,278,657)

Net loss per share, basic and diluted (Note 10 (e))	(0.07)	(0.07)

Weighted average shares outstanding (Note 10 (e))	321,470,166	311,599,658

The accompanying notes are an integral part of these consolidated financial statements

SMALL PHARMA INC.
(formerly, Unilock Capital Corp.)
Consolidated Statements of Changes in Equity (Deficit)
(Expressed in Canadian dollars)

				Accumulated
			Share-based	other		Total
	Share capital		payment	comprehensive		shareholders'
	Number of	Amount	reserve	loss	Deficit	equity (deficit)
	shares	$	$	$	$	$

Balance, March 1, 2022	319,625,487	69,970,184	3,009,042	(193,657)	(31,708,958)	41,076,611
Shares issued pursuant to exercise of stock options	3,725,000	140,307	(80,441)	-	-	59,866
Purchase of shares through normal course issuer bid for cancellation (Note 10 (b))	(1,788,000)	(387,684)	-	-	(95,356)	(483,040)
Share-based payment expense	-	-	1,188,611	-	-	1,188,611
Foreign currency translation loss	-	-	-	(1,849,354)	-	(1,849,354)
Net loss for the year	-	-	-	-	(22,836,213)	(22,836,213)
Balance, February 28, 2023	321,562,487	69,722,807	4,117,212	(2,043,011)	(54,640,527)	17,156,481

The accompanying notes are an integral part of these consolidated financial statements

SMALL PHARMA INC.
(formerly, Unilock Capital Corp.)
Consolidated Statements of Changes in Equity (Deficit)
(Expressed in Canadian dollars)

				Accumulated		Total
			Share-based	other		shareholders'
	Share capital		payment	comprehensive		equity
	Number of	Amount	reserve	loss	Deficit	(deficit)
	shares	$	$	$	$	$

Balance, February 28, 2021	228,621,500	3,244,312	609,564	(180,684)	(9,443,274)	(5,770,082)
Shares issued pursuant to exercise of stock options	15,121,400	463,464	(372,120)	-	-	91,344
Shares issued for conversion of notes payable and accrued interest and settlement of derivative liabilities	14,161,576	13,188,591	-	-	-	13,188,591
Shares of the Company pursuant to closing of the Qualifying Transaction (Note 3)	1,304,344	1,252,170	-	-	-	1,252,170
Shares issued for cash	60,416,667	58,000,000	-	-	-	58,000,000
Share issuance costs	-	(4,200,618)	-	-	-	(4,200,618)
Fair value of brokers' warrants issued	-	(1,977,735)	1,977,735	-	-	-
Revaluation of stock options upon closing of the Qualifying Transaction	-	-	90,018	-	-	90,018
Share-based payment expense	-	-	703,845	-	-	703,845
Foreign currency translation loss	-	-	-	(12,973)	-	(12,973)
Net loss for the year	-	-	-	-	(22,265,684)	(22,265,684)
Balance, February 28, 2022	319,625,487	69,970,184	3,009,042	(193,657)	(31,708,958)	41,076,611

The accompanying notes are an integral part of these consolidated financial statements

SMALL PHARMA INC.
(formerly, Unilock Capital Corp.)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended	Year ended
	February 28,	February 28,
	2023	2022
	$	$

Operating activities
Net loss for the year	(22,836,213)	(22,265,684)
Items not involving cash:
Depreciation	48,441	20,486
Foreign exchange loss	41,341	184,713
Share-based payment expense (Note 12)	1,188,611	703,845
Listing costs (Note 3)	-	1,210,013
Interest expense accrued	-	92,959
Accretion of interest on lease liabilities (Note 6)	2,565	-
Loss on change in fair value of derivative liabilities (Note 8)	-	1,930,416
Accretion of discounts on notes payable (Note 7)	-	372,759
Changes in non-cash operating working capital: Trade and other receivables	350,249	(763,696)
Prepaid expenses	117,464	(852,659)
Accounts payable and accrued liabilities	(1,123,181)	3,131,852
Net cash used in operating activities	(22,210,723)	(16,234,996)
Investing activities
Restricted cash (Note 5)	2,500,000	(2,500,000)
Cash acquired in reverse acquisition (Note 3)	-	109,146
Acquisition of property and equipment	(18,603)	(12,957)
Expenses capitalized for right-of-use asset	(10,846)	-
Net cash provided by (used in) investing activities	2,470,551	(2,403,811)
Financing activities
Net proceeds from issuance of common shares, after issue costs	-	53,799,382
Purchase of shares through normal course issuer bid for cancellation (Note 10 (b) & (c))	(483,040)	-
Proceeds from exercise of stock options (Note 10 (c))	59,866	91,344
Lease liabilities rent paid (Note 6)	(13,236)	-
Net cash (used in) provided by financing activities	(436,410)	53,890,726
Effect of exchange rate changes on cash	(1,942,529)	(373,807)
Change in cash	(22,119,111)	34,878,112
Cash, beginning of year	40,656,069	5,777,957
Cash, end of year	18,536,958	40,656,069

Non-cash investing and financing activities:
Prepaid expenses acquired in reverse acquisition (Note 3)	-	38,533
Accounts payable and accrued liabilities assumed in reverse acquisition (Note 3)	-	15,504
Shares issued for conversion of notes payable and accrued interest (Notes 7 & 8)	-	13,188,591

The accompanying notes are an integral part of these consolidated financial statements

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

1. Nature of Operations and Continuance of Business

Small Pharma Inc. (formerly, Unilock Capital Corp.) (the "Company" or "Small Pharma Inc.") was incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") on January 23, 2018. Small Pharma Inc is a biotechnology company focused on developing short-duration psychedelic-assisted therapies for the treatment of mental health conditions. The Company's head office is located at 6-8 Bonhill Street, 3rd Floor, London, UK.

Effective April 29, 2021, the Company completed its acquisition of all of the issued outstanding ordinary shares of Small Pharma Ltd which constituted the Company's qualifying transaction under TSX Venture Exchange ("TSXV") Policy 2.4 - Capital Pool Companies. This transaction constituted a reverse acquisition of the Company by Small Pharma Ltd, with Small Pharma Ltd being identified as the accounting acquirer. As a result, these consolidated financial statements are a continuation of Small Pharma Ltd. The Company's results of operations are included from April 29, 2021, onwards, except for capital which has been retroactively adjusted to reflect the capital of the Company. Refer to Note 3.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. The impact on the Company has not been significant, but management continues to monitor the situation.

2. Significant Accounting Policies

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and Interpretations of the International Financial Reporting Interpretations Committee issued and outstanding as of February 28, 2023.

These consolidated financial statements were authorized for issuance by the board of directors on June 28, 2023.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including Small Pharma Ltd, a company incorporated in the UK on February 4, 2015, Small Pharma (US) Inc., a company incorporated in the State of Delaware, USA on July 5, 2022 that does not currently have significant assets and is not currently conducting active business operations and an amalgamated entity ("Amalco") between 1292589 B.C. Ltd. ("Subco") and Small Pharma Financing Inc. ("Finco") until Amalco's dissolution on October 7, 2021. Refer to Note 3.

Subsidiaries are those entities over which the Company has control. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date that control ceases.

All intercompany transactions have been eliminated on consolidation.

(b) Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and equity instruments which are measured at fair value. All monetary references expressed in these notes are in Canadian dollars unless otherwise indicated.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(c) Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS") requires the Company's management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

Significant areas requiring the use of estimates include:

Income taxes, research and development expenditures tax credits and recoverability of potential deferred tax assets

In assessing the probability of realizing any income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In preparing income tax claims submitted to the tax authorities in relation to research and development expenditure, management makes estimates of the percentage of time spent by employees on qualifying research and development projects. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in the light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Share-based payments

Management determines the charge for share-based payments using market-based valuation techniques. The fair value of the market-based share awards are determined at the date of grant using generally accepted valuation techniques, which is dependent on the terms and condition of the grant. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future forfeiture rates and future equity instrument exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

Derivative liabilities

The Company makes estimates and assumptions relating to the fair value measurement and disclosure of its derivative liabilities. The fair values are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, management's judgment is required to establish fair values.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Management's assessment of going concern involves significant judgment based on historical experience, progress made in clinical trials and other factors, including reasonable expectations of future events based on the circumstances that existed at the reporting date.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(d) Cash

Cash in the consolidated statements of financial position comprise of cash held at banks and cash held in trust.

(e) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. The Company depreciates the cost of property and equipment over their estimated useful lives using the straight-line basis at the following rates:

Computer equipment	4 years
Equipment	4 years

(f) Impairment of Non-Financial Assets

At each reporting date, the Company reviews the carrying amounts of its tangible assets to determine whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit ("CGU") to which the asset belongs. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset's value in use. In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated recoverable reserves, estimated future commodity prices, and the expected future operating and capital costs. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount through an impairment charge to the consolidated statements of operations and comprehensive loss.

Assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. When an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation, depletion and amortization) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in the consolidated statements of operations and comprehensive loss.

(g) Foreign Currency Translation

The functional currency of the Company and its subsidiaries during the twelve months ended February 28, 2023 is the currency of the primary economic environment in which the entity operates. The Company's functional currency is the Canadian dollar. The functional currency of Small Pharma Ltd is the British pound sterling. The functional currency of Small Pharma (US) Inc. is the United States dollar.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

Transactions denominated in currencies other than the functional currency are translated using the exchange rate in effect on the transaction date or at the annual average rate. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange in effect at the consolidated statements of financial position date. Non-monetary items are translated using the historical rate on the date of the transaction. Foreign exchange gains and losses are included in the consolidated statements of operations and comprehensive loss.

Small Pharma Ltd and Small Pharma (US) Inc., translate their statements of operations and comprehensive loss items at the average rate during the period. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statements of operations and comprehensive loss items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss).

The exchange rates used in the consolidated financial statements are as follows:

	February 28,	February 28,
	2023	2022
Closing rate (GBP:CAD)	1.6457	1.7024
Average rate (GBP:CAD)	1.5949	1.7196
Closing rate (USD:CAD)	1.3609	n/a
Average rate (USD:CAD)	1.3347	n/a

(h) Research and Development Costs

Research costs are charged to operations as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product is technically and commercially feasible, future economic benefits are probable, and the Company intends to or has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets. Other development expenditures are recognized in the consolidated statements of operations and comprehensive loss as incurred. At the reporting date, the technical and commercial viability of the Company's products has not yet been established and all development costs are recognized in the consolidated statements of operations and comprehensive loss as incurred. Non-refundable advance payments for goods or services that will be used for future research and development activities are deferred as prepaid expenses until the goods are delivered or services performed. Preclinical and clinical study costs are accrued over the service periods specified in the contracts and adjusted as necessary based on an ongoing review of the costs actually incurred.

(i) Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the respective instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss ("FVTPL")) are included in the initial carrying value of the related instrument and are amortized using the effective interest method. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in the consolidated statements of operations and comprehensive loss. Fair value estimates are made at the statement of financial position date based on relevant market information and information about the financial instrument. All financial instruments are classified into either: FVTPL or amortized cost.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(i) Financial Instruments (continued)

The Company has made the following classifications:

Cash	Amortized cost
Trade and other receivables (excluding sales tax receivables)	Amortized cost
Restricted cash	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Lease liabilities	Amortized cost
Notes payable	Amortized cost
Derivative liabilities	FVTPL

Financial Assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as FVTPL. A financial asset is classified as held for trading if:

  it has been acquired principally for the purpose of selling it in the near term; or
  on initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or
  it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at amortized cost

Financial assets at amortized cost are non-derivative financial assets which are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A financial asset (unless it is a trade receivable or other receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition. Subsequent to initial recognition, financial assets are measured at amortized cost using the effective interest method, less any impairment. Subsequent to initial recognition, financial assets are measured at amortized cost unless designated as fair value through profit or loss.

Impairment of financial assets

Financial assets, other than those classified as FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been decreased.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade or other receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are offset against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statements of operations and comprehensive loss. Loss allowances are based on the lifetime expected credit losses that result from all possible default events over the expected life of the trade receivable, using the simplified approach.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(i) Financial Instruments (continued)

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the consolidated statements of operations and comprehensive loss, to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized as the proceeds received, net of direct issuance costs.

Other financial liabilities

Other financial liabilities (including notes payable, lease liabilities, trade payables and accrued liabilities) are initially measured at fair value, net of transaction costs. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(j) Notes Payable and Derivative Liabilities

Upon initial recognition, the Company determines whether the convertible notes payable consist of liability and equity components, or if both components represent liabilities. For notes payable which provide conversion into a fixed number of shares (the "fixed-for-fixed" criteria), the liability component is initially recorded at fair value and subsequently at amortized cost using the effective interest rate method. The liability component is accreted to the face value over the term of the notes payable. The equity component is recognized as the difference between the fair value of the instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

For notes payable which provide conversion into a variable number of shares or into a fixed number of shares for a variable amount of consideration, the conversion option is accounted for as an embedded derivative, which is separated from the host contract. The conversion option of the notes payable outstanding at February 28, 2021 met the criteria of a derivative instrument liability because the conversion price of the notes payable varied depending on certain factors and thus did not meet the "fixed-for-fixed" criteria. As a result, the Company separately account for the conversion feature as a derivative liability recorded at fair value and marked-to-market each period with the changes in the fair value recognized in the consolidated statements of operations and comprehensive loss. The notes payable liability component is recognized as the difference between the fair value of the instrument as a whole and the fair value of the derivative liabilities.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

The fair value of derivative liabilities was calculated based on a probability weighted scenario approach, whereby the probability of conversion of notes payable and the probability of notes payable being held to maturity are estimated based on management's expectations while utilizing various discount rates.

(k) Income Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in the consolidated statements of operations and comprehensive loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate. Tax credits that can be claimed in relation to specific research and development expenditures are recognized once the claim and supporting documentation has been submitted to the tax authority and collectability of the claimed amount is reasonably assured.

Deferred income tax

Deferred income tax is provided using the statement of financial position method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(l) Share-based Payments

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled, share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

The fair value of the options is measured at the grant date using the Black-Scholes option pricing model. The fair value is recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are satisfied with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. When the options are exercised, any proceeds received are credited to share capital along with the amount reflected in share-based payment reserve.

(o) Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share, whereby all "in the money" stock options and share purchase warrants are assumed to have been exercised at the beginning of the period and the proceeds from their exercise are assumed to have been used to purchase common shares at the average market price during the period. When a loss is incurred during the period, basic and diluted loss per share are the same as the exercise of stock options and share purchase warrants is considered to be anti-dilutive. As at February 28, 2023 and 2022, all outstanding stock options and share purchase warrants are anti-dilutive.

(p) Accounting Standards Issued But Not Yet Effective

The following new interpretations and amendments to existing accounting standards have been issued by the IASB, but have not been applied in preparing these consolidated financial statements as they are not yet effective until financial years beginning on or after January 1, 2023. None are expected to have a significant impact on the Company's consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements - Classification of liabilities as current and non-current and Disclosure of accounting policies (effective January 1, 2023)

Amendments to IAS 12, Income Taxes - amendments regarded deferred tax on leases and decommissioning (effective January 1, 2023)

Amendments to IAS 8, Accounting Policies, Changes in Accounting and Errors - amendments to provide guidance in distinguishing between accounting policies and accounting estimates (effective January 1, 2023)

In addition, there are several new interpretations and amendments issued but not yet effective that are not applicable to the Company and so have not been included in the list above.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(q) Segmented Information

Reportable segments are defined as components of an enterprise about which separate financial information is available, that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company's operations primarily relate to the development of psychedelic and non-psychedelic medicine. The Company's management considers the business to have a single operation segment. The management's decisions are based on a single, integrated strategy and the performance is evaluated on an overall basis.

(r) Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(s) Leases

Under IFRS 16, Leases, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date for leases greater than 12 months. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. Right-of-use assets are subsequently depreciated over the remaining term of the lease and are carried at cost less accumulated depreciation and impairment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently reduced by lease payments net of interest expense calculated using the effective interest method.

Leases in which the Company is acting as lessee are only short-term lease contracts, for a period of 12 months or less. Payments under such leases are recognized to the consolidated statements of operations and comprehensive loss on a straight-line basis over the period of the lease.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

3. Acquisition of Small Pharma Ltd on April 29, 2021

The Company, certain shareholders of the Company, and Small Pharma Ltd entered into an agreement on November 30, 2020, as amended on February 23, 2021, pursuant to which the Company agreed to acquire all the issued and outstanding ordinary shares of Small Pharma Ltd (the "Qualifying Transaction").

On March 9, 2021, Finco issued 60,416,667 subscription receipts for gross proceeds of $58,000,000 (Note 10 (d)). The subscription receipts were converted into Finco shares on the basis of one Finco share for each subscription receipt. Concurrently upon completion of the Qualifying Transaction, the Company (formerly Unilock Capital Corp.), Subco and Finco completed a three-cornered amalgamation, pursuant to which all Finco shareholders exchanged Finco shares for the Company's shares on a one-for-one basis, and Finco and Subco amalgamated into Amalco, a subsidiary of the Company. On October 7, 2021, Amalco was wound-up and dissolved under the BCBCA, pursuant to which all of the assets of Amalco were distributed to the Company.

The closing of the Qualifying Transaction occurred on April 29, 2021, at which time the Company issued 255,079,477 common shares in exchange for all of the issued and outstanding ordinary shares of Small Pharma Ltd. Small Pharma Ltd effected a share split of its ordinary shares on a 1:100 basis immediately prior to the closing of the Qualifying Transaction. All share amounts have been retroactively restated for all periods presented. The Company consolidated its common shares on a 4.6:1 basis immediately prior to the closing of the Qualifying Transaction.

As a result of the completion of the Qualifying Transaction, the former shareholders of Small Pharma Ltd acquired 81% of the outstanding common shares of the Company, and, for accounting purposes, are considered to have acquired control of the Company. Accordingly, the Qualifying Transaction constitutes a reverse acquisition of the Company by Small Pharma Ltd and has been accounted for as a reverse acquisition transaction in accordance with the guidance provided in IFRS 2, Share-based Payment, and IFRS 3, Business Combinations. As the Company did not qualify as a business prior to the closing of the Qualifying Transaction according to the definition in IFRS 3, this reverse acquisition did not constitute a business combination; rather it was treated as an issuance of shares by Small Pharma Ltd for the net assets of the Company. Accordingly, no goodwill was recorded with respect to the transaction.

The transaction was measured at the fair value of the common shares that Small Pharma Ltd would have had to issue to the shareholders of the Company, being 1,304,344 common shares with a fair value of $1,252,170, and the fair value of 130,433 stock options of the Company with a fair value of $90,018, to give the shareholders of the Company the same percentage of equity interest in the combined entity that results from the reverse acquisition had it taken the legal form of Small Pharma Ltd acquiring the Company.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

3. Acquisition of Small Pharma Ltd on April 29, 2021 (continued)

The fair value of common shares and stock options issued are estimated based on the financing event which took place concurrently to the reverse takeover transaction at the price of $0.96 per common share (Note 10 (d)). These consolidated financial statements include the accounts of the Company as at April 29, 2021 and the historical accounts of the business of Small Pharma Ltd since its incorporation on February 4, 2015.

The purchase price was allocated as follows:

$
Fair value of Small Pharma Inc. shares (1,304,344 common shares)	1,252,170
Fair value of 130,433 stock options of the Company outstanding	90,018
Total consideration	1,342,188
Less: fair value of identifiable assets and liabilities acquired:
Cash	109,146
Prepaid expenses	38,533
Accounts payable and accrued liabilities	(15,504)
Net assets	132,175
Listing costs	1,210,013

Refer to Note 10 (d) for details of the concurrent subscription receipt financing in connection with the reverse acquisition.

The fair value of stock options of Small Pharma Inc. was calculated using the Black-Scholes option pricing model with the following assumptions: volatility of 100%, expected life of 2.5 years, no dividends, and a risk-free rate of 0.44%.

Included in listing costs for the year ended February 28, 2022 is $1,209,723 in connection with certain tax expenditures incurred as part of the Qualifying Transaction.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

4. Non-current assets

	Property, plant &	Right-of-use
	equipment	asset
	$	$
Cost:
Balance, February 28, 2022	91,320	-
Foreign currency translation	(2,806)	422
Additions	18,603	630,566
Balance, February 28, 2023	107,117	630,988
Accumulated depreciation:
Balance, February 28, 2022	(29,531)	-
Foreign currency translation	236	(795)
Depreciation	(23,481)	(24,960)
Balance, February 28, 2023	(52,776)	(25,755)
Net book value at February 28, 2023	54,341	605,233

	Property, plant &	Right-of-use
	equipment	asset
	$	$
Cost:
Balance, February 28, 2021	81,645	-
Foreign currency translation	(3,282)	-
Additions	12,957	-
Balance, February 28, 2022	91,320	-
Accumulated depreciation:
Balance, February 28, 2021	(9,637)	-
Foreign currency translation	592	-
Depreciation	(20,486)	-
Balance, February 28, 2022	(29,531)	-
Net book value at February 28, 2022	61,789	-

The right-of-use asset relates to the lease of office space. Refer to Note 6.

5. Restricted Cash

Following completion of the Qualifying Transaction, the Company had long-term restricted cash of $2,500,000 in relation to a trust arrangement with a third-party trustee to cover indemnity claims available under applicable law to the directors and officers of the Company. On August 1, 2022 an insurance policy was taken out by the Company to cover such claims and as a result, on August 29, 2022 the Company terminated the trust arrangement and the restricted cash was released back into unrestricted cash.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

6. Lease Liabilities

The Company's leases are for office space. This lease contains no renewal options.

As at February 28, 2023 and February 28, 2022, the Company had lease liabilities as follows:

$
Carrying value, February 28, 2022	-
Recognition on inception	620,149
Accretion of interest	2,565
Foreign currency translation gain	75
Rental payments made	(13,236)
Carrying value, February 28, 2023	609,553

The following amounts are the future minimum annual lease payments as at February 28, 2023:

February 28,
2023
$
Within one year	327,791
In the second to third years	314,133
Total lease obligations	641,923
Discount at incremental borrowing rate of 5.24%	(32,370)
Net lease liabilities, February 28, 2023	609,553

Current lease liabilities, February 28, 2023	303,650
Non-current lease liabilities, February 28, 2023	305,903

Total cash outflows for lease liabilities for the year ended February 28, 2023 was $13,236 (year ended February 28, 2022: nil). In addition there were cash outflows for short-term leases for the year ended February 28, 2023 of $199,032 (year ended February 28, 2022: $153,015).

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

7. Notes Payable

During the year ended February 28, 2021, the Company issued two tranches of convertible notes payable bearing interest at 6% per annum. The conversion feature, upon triggering of certain events, converted the notes payable into the Company's common shares at 20% discount to relevant fund-raising share price. As a result, the number of common shares of the Company to be issued upon conversion was variable. Therefore, the conversion feature was classified as a derivative liability in accordance with IAS 32, Financial Instruments: Presentation.

On March 8, 2021, the Company modified the conversion price of certain convertible notes payable in the amount of £2,597,512 from a 20% discount to relevant fund-raising share price to a 36% discount.

On April 29, 2021, the Company completed a reverse takeover transaction and concurrent financing event. As a result, the carrying value of the convertible notes payable in the amount of $9,056,561, and the fair value of the derivative liabilities on April 29, 2021 in the amount of $3,850,458, together with accrued interest payable of $281,572, were converted into common shares of the Company. Therefore, the share capital was increased by the respective amount. Refer to Note 10 (d).

$
Carrying value, February 29, 2021	8,826,946
Accretion of discount	372,759
Foreign exchange loss	122,066
Foreign currency translation gain	(265,210)
Amount transferred to share capital upon conversion	(9,056,561)
Carrying value, February 28, 2022 and February 28, 2023	-

(a) As at February 29, 2021, the Company had convertible notes payable of $5,000,000. The notes bore interest at 6% per annum and were to mature on July 1, 2021. The notes payable and accrued interest were converted to ordinary shares of Small Pharma Ltd at $0.768 per share on April 29, 2021. Refer to Note 10 (d).

(b) As at February 29, 2021, the Company had convertible notes payable of $4,607,207 (£2,597,512). The notes bore interest at 6% per annum and were to mature on July 1, 2021. The notes payable and accrued interest were converted to ordinary shares of Small Pharma Ltd at approximately $0.61 (£0.36) per share on April 29, 2021. Refer to Note 10 (d).

(c) As at February 28, 2023, the accrued interest payable was $nil (February 28, 2022 - $nil). For the year ended February 28, 2023 the Company incurred interest expense of $nil (February 28, 2022 - $92,959 (£54,030)).

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

8. Derivative Liabilities

As the conversion price of the notes payable at February 28, 2021 varied depending on certain factors, the Company recorded embedded derivative liabilities in its consolidated statement of financial position with a corresponding discount which was netted against the principal amount of the convertible notes payable. Refer to Note 7. The Company accreted the discount associated with the embedded derivative liabilities to accretion expense over the term of the convertible notes payable using effective interest rates between 15% and 23%. The embedded derivative liabilities were initially measured at fair value and re- measured at the end of each reporting period with any changes in fair value reported in the consolidated statements of operations and comprehensive loss.

$
Balance, February 29, 2021	1,958,406
Change in fair value resulting from loan modification	1,220,606
Change in fair value as of conversion date	709,810
Foreign exchange gain	32,949
Foreign currency translation adjustment	(71,313)
Amount transferred to share capital upon conversion	(3,850,458)
Balance, February 28, 2022 and February 28, 2023	-

In relation to the modification of the conversion price from a 20% discount to the relevant fund-raising share price to a 36% discount, the Company remeasured the fair value of derivative liabilities and recognized a loss in change in fair value of derivative liabilities in the amount of $1,220,606 on March 8, 2021.

The fair value of derivative liabilities as at the date of conversion (April 29, 2021) was calculated using an estimated share price which is based on a probability weighted scenario approach, whereby the probability of conversion of the notes payable is 100% and the probability of the notes payable being held to maturity is 0%. The calculation utilized an estimated discount rate from 0% to 1%.

9. Related Party Transactions

The key management personnel of the Company are considered to be the directors of the Company and those other members of senior management who are directly involved in strategic decision-making.

The Company incurred salaries and benefits to key management personnel as follows:

	Year ended February 28,	Year ended February 28,
	2023 $	2022 $
Base compensation and bonuses	3,844,991	4,873,030
Pension benefits	57,105	129,680
Share-based payments	814,961	611,416
Total	4,717,057	5,614,126

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

9. Related Party Transactions (continued)

At February 28, 2023, amounts owed by the Company to related parties in relation to directors' fees of $21,250 (February 28, 2022 - $73,929) as well as key management compensation and bonuses of $67,184 (February 28, 2022 - $2,217,543) were included in accounts payable and accrued liabilities.

At February 28, 2023, $617,138 (February 28, 2022 - $nil) in key management compensation was included in prepaid expenses. This amount reflects a retention payment to an officer of the Company which may be subject to clawback in whole or in part pursuant to the terms and conditions of such officer's retention agreement. The amount included in prepaid expenses will be amortized into salaries and benefits over the course of the agreement, which concludes on March 1, 2024.

10. Share Capital

Authorized: Unlimited number of common shares without par value.

(a) Share capital continuity:

	Number of shares	$
Balance, February 28, 2021	228,621,500	3,244,312
Shares issued pursuant to exercise of stock options	15,121,400	463,464
Shares issued for conversion of notes payable and accrued interest and settlement of derivative liabilities	14,161,576	13,188,591
Shares of the Company pursuant to closing of the
Qualifying Transaction (Note 3)	1,304,344	1,252,170
Shares issued for cash	60,416,667	58,000,000
Share issuance costs	-	(4,200,618)
Fair value of brokers' warrants issued	-	(1,977,735)
Balance, February 28, 2022	319,625,487	69,970,184
Shares issued pursuant to exercise of stock options	3,725,000	140,307
Purchase and cancellation of shares through normal course issuer bid	(1,788,000)	(387,684)
Balance, February 28, 2023	321,562,487	69,722,807

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

10. Share Capital (continued)

(b) Normal course issuer bid program

On August 18, 2022, the TSXV accepted the Company's notice of intention to establish a NCIB. The NCIB permits the purchase for cancellation of up to 5,000,000 of the Company's common shares, over a 12 month period, representing 1.55% of the Company's issued and outstanding shares on the date of announcement.

The NCIB commenced on August 19, 2022 and will terminate by the earlier of: August 18, 2023 and the date the Company has acquired the maximum number of common shares under the NCIB. The Company may also, at its discretion, terminate the NCIB prior to such date. The price paid for any common shares purchased under the NCIB will be the market price of such shares at the time of the applicable purchases.

On September 13, 2022 the Company entered into an automatic share purchase plan (the "ASPP") with its designated broker allowing the purchases of common shares for cancellation under its NCIB program. The ASPP was terminated on October 26, 2022 in accordance with its terms.

During the year ended February 28, 2023, the Company purchased and cancelled 1,788,000 common shares at a weighted average price of $0.270 per share, net of commission costs, for a total amount of $483,040. The Company intends to cancel all future purchases of common shares under the NCIB within eight days following the month in which such purchases occurred.

(c) Movements in issued share capital in the current period:

  On April 14, 2022, the Company issued 912,500 common shares for proceeds of $15,156 pursuant to the exercise of stock options. The fair value of stock options exercised of $20,504 was transferred from share-based payment reserve to share capital.

  On June 15, 2022, the Company issued 1,050,000 common shares for proceeds of $16,574 pursuant to the exercise of stock options. The fair value of stock options exercised of $22,389 was transferred from share-based payment reserve to share capital.

  On June 21, 2022, the Company issued 912,500 common shares for proceeds of $14,628 pursuant to the exercise of stock options. The fair value of stock options exercised of $19,795 was transferred from share-based payment reserve to share capital.

  On July 26, 2022, the Company issued 850,000 common shares for proceeds of $13,508 pursuant to the exercise of stock options. The fair value of stock options exercised of $17,753 was transferred from share-based payment reserve to share capital.

  Pursuant to the NCIB (Note 10 (b) above), from August 19, 2022 to February 28, 2023 the Company purchased for cancellation 1,788,000 common shares for a total cost of $483,040. All 1,788,000 common shares were cancelled during the year ended February 28, 2023.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

10. Share Capital (continued)

(d) Movements in issued share capital in the prior year:

  On March 9, 2021, the Company together with Small Pharma Ltd and Finco, entered into an agency agreement with Canaccord Genuity Corp. Eight Capital, and Haywood Securities Inc. (collectively, the "Agents"). On March 9, 2021, pursuant to the agency agreement, Finco completed a brokered private placement of 60,416,667 subscription receipts at a price of $0.96 per subscription receipt for gross proceeds of $58,000,000 (Note 3). Each subscription receipt was exchanged into common shares of the Company on the basis of one subscription receipt for one common share of the Company. In connection with the subscription receipt financing noted above, the Company incurred share issuance costs of $4,200,618. The Company also issued 3,947,547 compensation warrants with a fair value of $1,977,735 to the Agents. The fair value of compensation warrants was calculated using the Black-Scholes option pricing model with the following assumptions: volatility of 100%, expected life of 2 years, no dividends, and a risk-free rate of 0.29%.
  On April 23, 2021, Small Pharma Ltd issued 12,296,400 ordinary shares for proceeds of $42,690 pursuant to the exercise of stock options. The fair value of stock options exercised of $305,223 was transferred from share-based payment reserve to share capital.

  On April 29, 2021, Small Pharma Ltd issued 14,161,576 ordinary shares for the conversion of notes payable of $9,056,561 and accrued interest payable of $281,572, and settlement of derivative liabilities of $3,850,458. Refer to Notes 7 and 8.

  On April 29, 2021, the Company closed the Qualifying Transaction, resulting in a reverse acquisition (refer to Note 3). The Qualifying Transaction was measured at the fair value of the ordinary shares that Small Pharma Ltd would have had to issue to the shareholders of the Company, being 1,304,344 common shares with a fair value of $1,252,170.
  On July 20, 2021, the Company issued 1,000,000 common shares for proceeds of $17,500 pursuant to the exercise of stock options. The fair value of stock options exercised of $24,236 was transferred from share-based payment reserve to share capital.

  On January 18, 2022, the Company issued 1,825,000 common shares for proceeds of $31,154 pursuant to the exercise of stock options. The fair value of stock options exercised of $42,661 was transferred from share-based payment reserve to share capital.

(e) Loss per share

The calculation of basic and diluted loss per share is based on the following losses and number of common shares:

	Year ended February 28,	Year ended February 28,
	2023	2022
Net loss for the year	$(22,836,213)	$(22,265,684)
Weighted average number of shares outstanding - basic and diluted	321,470,166	311,599,658
Loss per share - basic and diluted	$(0.07)	$(0.07)

The diluted weighted average number of shares does not take into account the effects of stock options and warrants outstanding as they would be anti-dilutive for all periods above.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

10. Share Capital (continued)

(f) Restrictions on shares

In connection with the completion of the Qualifying Transaction, at February 28, 2022 140,426,893 common shares and 11,384,127 stock options were held in escrow or subject to a contractual restriction on transfer. On November 4, 2022 all remaining common shares and options under restrictions were released from escrow. As a result, at February 28, 2023 no common shares or options were subject to escrow or contractual restrictions on transfer.

11. Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of warrants	Weighted average exercise price $
Balance, February 28, 2021	-	-
Issued (Note 10 (d))	3,947,547	0.96
Balance, February 28, 2022 and February 28, 2023	3,947,547	0.96

As at February 28, 2023, the following share purchase warrants were outstanding:

Number of warrants outstanding	Exercise price $	Expiry date	Weighted average remaining life
3,947,547	0.96	April 29, 2023	0.2 years

Subsequent to the year end, all outstanding warrants expired without exercise. Refer to Note 17.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

12. Stock Options

The following table summarizes the continuity of the Company's stock options:

	Number of options	Weighted average exercise price $
Outstanding, February 28, 2021	30,897,800	0.01
Granted	4,045,000	0.33
Exercised	(15,121,400)	0.01
Cancellation to be regranted	(850,000)	0.49
Regranting of cancelled options	850,000	0.49
Small Pharma Inc.'s outstanding stock options prior to reverse acquisition	130,433	0.46
Outstanding, February 28, 2022	19,951,833	0.08
Granted	7,300,000	0.17
Exercised	(3,725,000)	0.02
Expired	(130,433)	0.46
Outstanding, February 28, 2023	23,396,400	0.12

Additional information regarding stock options outstanding as at February 28, 2023 is as follows:

	Outstanding			Vested	Non-vested
Range of exercise prices $	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options outstanding	Number of options outstanding
0.0175	9,160,100	7.8	0.0175	9,160,100	-
0.0035	2,891,300	7.1	0.0035	2,891,300	-
0.49	1,090,000	8.4	0.49	1,090,000	-
0.40	150,000	8.5	0.40	150,000	-
0.435	30,000	8.7	0.435	30,000	-
0.245	1,700,000	8.9	0.245	212,500	1,487,500
0.30	1,075,000	9.0	0.30	134,375	940,625
0.175	6,300,000	9.3	0.175	6,300,000	-
0.105	1,000,000	9.4	0.105	750,000	250,000
	23,396,400	8.4	0.12	20,718,275	2,678,125

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

12. Stock Options (continued)

Additional information regarding stock options outstanding as at February 28, 2022 is as follows:

	Outstanding			Vested	Non-vested
Range of exercise prices $	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options outstanding	Number of options outstanding
0.0175	12,885,100	7.6	0.0175	12,885,100	-
0.0035	2,891,300	8.1	0.0035	2,891,300	-
0.46	130,433	0.2	0.46	130,433	-
0.49	1,090,000	9.4	0.49	1,090,000	-
0.40	150,000	9.5	0.40	75,000	75,000
0.435	30,000	9.7	0.435	30,000	-
0.245	1,700,000	9.9	0.245	-	1,700,000
0.30	1,075,000	10.0	0.30	-	1,075,000

	19,951,833	8.1	0.082	17,101,833	2,850,000

During the year ended February 28, 2023, the Company recorded share-based payment of $1,188,611 (2022 - $703,845).

The fair values for stock options granted have been estimated using the Black-Scholes option-pricing model assuming no expected dividends, no forfeitures, and the following weighted average assumptions:

	Year ended February 28,	Year ended February 28,
	2023	2022
Risk-free interest rate - RTO options	n/a	0.44%
Risk-free interest rate - all other options	2.48%-2.65%	0.76%-1.64%
Expected volatility	100%	100%
Expected option life (in years)	5	2.5 - 10

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

13. Fair Value Measurements and Risk Management

(a) Fair Values

The fair values of the Company's financial instruments, which include cash, trade and other receivables (excluding sales tax receivables), and accounts payable, accrued liabilities and lease liabilities, approximate their carrying values due to the relatively short-term maturity of these instruments.

Notes payable and restricted cash are carried at amortized cost.

Derivative liabilities are carried at fair value.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Derivative liabilities are measured as a level 3 fair value measurement.

(b) Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and trade and other receivables. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. For trade and other receivables, the Company limits its exposure to credit risk by dealing with what management believes to be financially sound counter parties. The carrying amount of financial assets represents the maximum credit exposure.

Trade and other receivables is comprised of sales tax receivables, research & development tax credit receivables and other receivables. The breakdown of trade and other receivables is as follows:

	Year ended February 28,	Year ended February 28,
	2023	2022
Sales tax receivables	793,895	553,429
Research and development credit receivables	-	655,166
Other receivables	6,278	5,311

Total	800,173	1,213,906

During the year ended February 28, 2023, the Company received a $1,885,196 tax credit relating to research and development expenditures claimed for the year ended February 28, 2022 and a $655,166 tax credit relating to research and development expenditures claimed for the year ended February 28, 2021.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

13. Fair Value Measurements and Risk Management (continued)

(c) Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency.

Small Pharma Ltd, the Company's operating subsidiary, operates in the UK and has certain monetary financial instruments denominated in British pound sterling. Small Pharma (US) Inc., an indirect subsidiary of the Company, operates in the US and has certain monetary financial instruments denominated in US dollars. The Company has not entered into foreign exchange rate contracts to mitigate these risks.

The following table indicates the impact of foreign currency exchange risk on net working capital as at February 28, 2023. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company's comprehensive loss for the period by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as at February 28, 2023 and February 28, 2022.

	February 28,	February 28,
	2023 £	2022 £
Cash	10,770,423	22,865,466
Trade and other receivables	433,607	709,936
Accounts payable and accrued liabilities	(1,640,580)	(2,348,835)
Lease liabilities	(370,391)	-
Total foreign currency financial assets and liabilities	9,193,059	21,226,567
Impact of a 10% strengthening or weakening of foreign exchange rate	919,306	2,122,657

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

13. Fair Value Measurements and Risk Management(continued)

(e) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as at February 28, 2023 and February 28, 2022:

As at February 28, 2023	Total $	Within 1 year $	Within 2-5 years $
Accounts payable and accrued liabilities	3,217,785	3,217,785	-
Lease liabilities	641,924	327,791	314,133
Total financial liabilities	3,859,709	3,545,576	314,133

As at February 28, 2022	Total	Within 1 year	Within 2-5 years
	$	$	$
Accounts payable and accrued liabilities	4,497,271	4,497,271	-

14. Commitments

The Company has commitments primarily for contracts supporting clinical trials. The Company is subject to commitments as follows:

As at February 28, 2023	$
Within one year	4,964,191
In the second to third years	286,469
In the fourth to fifth years	16,355
Total	5,267,015

As at February 28, 2023, there is an unprovided contingent liability of $2,104,394 in relation to officers and employee bonuses. The board approved payment of these bonuses in the event that certain conditions are satisfied. Management's view is that it is unlikely that the conditions will be satisfied to trigger the payment of the bonuses for the year ended February 28, 2023 and therefore $nil has been included in accounts payable and accrued liabilities at February 28, 2023.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

15. Segmented Information

The Company has one operating segment, research and development ("R&D") of psychedelic and non- psychedelic medicine. The Company's head office and operations are in the UK. Geographic information for non-current assets is as follows:

As at February 28, 2023	Canada $	UK $	Total $
Property and equipment	-	54,341	54,341
Right-of-use asset	-	605,233	605,233
	-	659,574	659,574

As at February 28, 2022	Canada $	UK $	Total $
Restricted cash	2,500,000	-	2,500,000
Property and equipment	-	61,789	61,789
	2,500,000	61,789	2,561,789

For the year ended February 28, 2023, the Company did not generate any revenue (2022 - $nil).

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

16. Taxation

(a) Income Tax Rate

The major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately 27% (2022: 27%) are as follows:

	Year ended February 28,	Year ended February 28,
	2023	2022
	$	$

Net loss before income taxes	(24,721,409)	(22,920,850)
Expected recovery at statutory rate of 27% (2022: 27%)	(6,674,780)	(6,188,629)
Difference between Canadian and foreign tax rates	1,886,975	1,429,463
Share-based payment expense	190,794	148,539
Non-deductible expenses	3,814	1,374,452
Share issuance cost booked to equity	-	(189,028)
Surrender of prior year losses for research & development	1,108,234	-
Prior year research & development credit	(1,885,196)	(655,166)
Increase to prior year losses for option exercise	(2,021,827)	-
Adjustment to prior period losses	(42,006)	-
Group consolidation	(491,377)	-
Change in tax rate	(1,674,159)	-
Change in unrecognized deferred tax assets	7,714,332	3,425,203
Income tax (recovery) expense	(1,885,196)	(655,166)
The Company's income tax recovery is allocated as follows: Current tax recovery	(1,885,196)	(655,166)
Deferred tax (recovery) expense	-	-
	(1,885,196)	(655,166)

(b) Deferred Tax

The significant components of the Company's deferred tax assets that have not been included in the consolidated statements of financial position, are as follows:

Gross losses	February 28, 2023 $	February 28, 2022 $
Non-capital loss carry forwards - UK	46,631,081	18,736,186
Non-capital loss carry forwards - Canada	6,481,704	2,969,457
Financing costs - Canada	2,911,350	3,752,320
	56,024,135	25,457,963

No deferred tax assets have been recognized in relation to these losses as at February 28, 2023 and 2022 as it is not yet probable that future taxable profit will be available against which the Company will be able to use these potential tax benefits.

SMALL PHARMA INC.

(formerly, Unilock Capital Corp.)

Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
(Expressed in Canadian dollars)

16. Taxation (continued)

(c) Non-Capital Loss Balance

As at February 28, 2023, the Company has non-capital losses in the UK, which under certain circumstances can be used to reduce the taxable income of future years. There is no expiry date on these non-capital losses. From April 1, 2023 the UK corporation tax rate will be 25% and the unprovided deferred tax has been set at this tax rate.

As at February 28, 2023, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses expire as follows:

Year of expiry	February 28, 2023 $

2043	3,783,150
2042	2,698,554

17. Subsequent Events

On March 1, 2023, the Company granted stock options to purchase up to an aggregate of 3,725,000 common shares to certain employees of the Company pursuant to the Company's stock option plan. Each option is exercisable at $0.09 per common share for a period of ten years and is subject to certain vesting requirements.

On April 29, 2023, share purchase warrants to purchase 3,947,547 common shares of the Company at $0.96 per common share expired without exercise.